October 25, 2004

Via Facsimile and U.S. Mail

Thornton J. Donaldson
President
Yukon Resources Corp.
206-475 Howe Street
Vancouver, British Columbia
Canada, V6C 2B3


	Re:	Yukon Resources Corp.
Forms SB-2, filed September 15, 2004
File No. 333-118980


Dear Mr. Donaldson:

As stated in our previous comment letter dated October 15th, below are the engineering comments on your filing.

General
1. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

* The location and means of access to the property,
* A map(s) showing the location of your properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

3. Since the cutoff grade concept is important to understanding the potential of your mineral properties, disclose a definition for the term "cutoff" that illuminates that fact that a cutoff is used to define a mineral resource that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

4. You disclose Mr. William Timmins as an expert concerning your exploration plan. Provide as an exhibit, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Prospectus Summary, page 5
5. In the third paragraph of the `Prospectus Summary` section on page 5, you indicate a possible reserve estimate performed in 1988. Possible reserves are not a valid classification under Industry Guide 7 (a), despite a technical report utilizing this classification. Restate with proper terminology or remove these possible reserves.

History and Previous Workings, page 30
6. In this section, you disclose a number of reserve estimates. None appear to be supported by a "final" feasibility study that you have in hand. Disclosure of reserve estimates is not allowed unless they are supported by a final feasibility study. Remove all reserve estimates in this document, particularly any estimate of "possible" reserves."

Closing Comments
As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct questions regarding engineering comments to George K. Schuler at (202) 824-5527.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Joseph I. Emas, Esq.
	1224 Washington Avenue
	Miami Beach, Florida 33139

Thornton J. Donaldson
Yukon Resources Corp.
October 25, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE